Matrix Advisors Value Fund, Inc.
747 Third Avenue, 31st Floor
New York, NY  10017

January 13, 2017

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Matrix Advisors Value Fund, Inc.(the “Fund”) (File Nos. 002-84222 and 811-03758)

Dear Ms. Hamilton:

Below please find the comments that the Fund received from you on November 8, 2016 with respect to the review of the Fund’s annual report (the “Report”) and other filings for the fiscal year ended June 30, 2016.  For your convenience, your comments have been reproduced with responses following each comment.  Capitalized terms have the same definitions as in the Reports.

Comment 1.
The Fund’s Schedule of Investments in the Report lists an investment in another investment company. For future filings, please indicate the class of any other investment company in which the Fund invests.

Response:	The requested change will be reflected in future filings.

Comment 2.
Please confirm whether any trustee, director, or officer fees were payable at the Report’s period end (June 30, 2016), and if so, please disclose such expenses separately in future filings pursuant to Regulation S‑X 6‑04.12.

Response:	The Fund confirms that $756.22 was payable to the Fund’s directors at the Report’s period end. Such fees will be disclosed separately in future filings.

Comment 3.
The shareholder letter references expense ratios for the Fund based on the most recent prospectus dated October 31, 2015. In future filings, please refer readers to the more recent expense ratios contained in the Financial Highlights included in the Report, which are for the fiscal year ended June 30, 2016.

Response:	The requested change will be reflected in future filings if expense ratios continue to be referenced in the shareholder letter.

Comment 4.	Please confirm how frequently any due to or from accounts are cash settled with the adviser.

Response:	The Fund confirms that any due to or from accounts are cash settled with the adviser on a monthly basis.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
 as Administrator for the Fund